December 17, 2013

Via EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 001-32395

Dear Ms. Blye:

Our responses to the comments raised in your letter dated November 20, 2013, are set forth below. The Staff’s comments are shown in bold followed by our responses.

General

1.	Please tell us about any contacts with Syria since your letter to us dated April 15, 2010. As you know, Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. In addition, we note disclosure in your Form 10-K about Petroleos de Venezuela and joint venture partners Mitsui and Royal Dutch Shell, companies reported to conduct oil and gas business with Syria, Sudan and/or Cuba. Sudan and Cuba are also U.S.-designated state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba since your 2010 letter, whether directly or through subsidiaries, affiliates, joint venture partners, or other indirect means. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan, or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response:

Please see the response to Comment 2 below.

U.S. Securities and Exchange Commission

December 17, 2013

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

ConocoPhillips is committed to complying with all laws to which we are subject, including U.S. economic sanctions. As more fully described below, we have analyzed and continue to monitor our activities, and we believe the matters raised by the Staff do not rise to a level which would constitute a material investment risk to ConocoPhillips’ shareholders, on either a quantitative or qualitative basis. Given the quantitative and qualitative immateriality to ConocoPhillips of the matters as described herein, we do not believe ConocoPhillips will become subject to negative investor sentiment as evidenced by divestment or similar initiatives as a result of such matters.

On April 30, 2012, ConocoPhillips completed the separation of our former downstream businesses (the “Separation”) into an independent, publicly traded company, Phillips 66. These comprised the refining, marketing and transportation businesses, most of the Midstream segment, the Chemicals segment, and the power generation and certain technology operations included in the Emerging Businesses segment, as well as related personnel (collectively, the “Downstream business”). The scope of our response to the Staff’s comments reflects the inclusion of the Downstream business within our operations prior to the Separation, and our business as an independent exploration and production (E&P) company thereafter.

Prior to the Separation, as part of our global crude oil supply and trading operations, ConocoPhillips’ Downstream business purchased immaterial amounts of Syrian crude oil and blendstocks as feedstock for our global refining operations and for sale to third parties. These purchases were made in full compliance with U.S. economic sanctions and export laws and regulations. ConocoPhillips, now operating as an independent E&P company, has made no such purchases subsequent to the Separation.

Downstream purchases of Syrian crude oil and other feedstocks were less than $500 million in 2010, less than $300 million in 2011, and zero in 2012. To put these purchases in context, during each of 2010 and 2011, ConocoPhillips’ global Refining and Marketing segment had purchase costs of approximately $118 billion and $165 billion, respectively. Thus, our aggregate purchases of Syrian crude oil and other feedstocks referred to above represented less than one half of one percent of our global Refining and Marketing purchases during these same periods and were a small part of our global refinery feedstock supply processes, which secured products from competitive sources while complying with the laws and policies of the United States and the other countries in which we operate.

ConocoPhillips was a party to a service contract with the Syrian Petroleum Company related to the gathering, processing and transporting of natural gas in the Deir Ez Zor region of eastern Syria. The service contract expired December 31, 2005, and in 2006 we ended our presence in Syria. As a result, we have no continuing operations or personnel in Syria. We have

U.S. Securities and Exchange Commission

December 17, 2013

two registered dormant subsidiaries associated with our former operations in Syria. We have been unable to deregister these dormant entities primarily because of the political instability in the country; however, efforts are ongoing to deregister and dissolve these dormant entities as soon as practicable.

Neither ConocoPhillips nor any of its consolidated subsidiaries have contacts or business activities with Sudan or Cuba.

U.S. Securities and Exchange Commission

December 17, 2013

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Jeff W. Sheets
Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.

Chairman of the Audit and Finance Committee

Mr. Ryan M. Lance

Chairman and Chief Executive Officer

Ms. Janet Langford Kelly, Esq.

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

Vice President and Controller

Mr. Timothy T. Griffy

Ernst & Young LLP